Ur-Energy Prepays Promissory Note

Denver, Colorado (CCNMatthews June 7, 2007) Ur-Energy Inc. (TSX:URE) (the “Company”) is pleased to announce that it has fully paid the promissory note due to New Frontiers Uranium, LLC (“New Frontiers”) saving the Company US$3.75 million in future interest charges.

The promissory note obligation arose in conjunction with the Membership Interest Purchase Agreement (“MIPA”) entered into with New Frontiers effective June 30, 2005. Under the terms of the MIPA, Ur-Energy USA purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC (“NFU Wyoming”) which owned certain Wyoming properties in the Great Divide Basin and Shirley Basins. In total, the property ownership comprised 99 unpatented mineral claims and mineral leases on three state sections. The assets acquired from New Frontiers included the extensively explored and drilled Lost Creek and Lost Soldier projects and a development database including over 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.

The aggregate consideration payable under the terms of the MIPA was US$20,000,000. The total amount payable on closing was US$5,000,000. The balance of the acquisition cost was financed by way of the promissory note payable to New Frontiers. In June of 2006, the Company made the first anniversary payment of US$5,000,000. The Company has elected to prepay the amount outstanding prior to the second anniversary on June 30, 2007 with an adjustment in the interest due and payable.

Roger Smith, CFO, stated, “Not only does the early retirement of the debt save the Company US$3.75 million of interest charges, but it also demonstrates management’s continued commitment to, and confidence in, our Lost Creek and Lost Soldier projects in the Great Divide Basin of Wyoming. This allows us to focus our undivided attention on the development of these and other projects from a debt-free position.”

Under the terms of the MIPA, the Company through NFU Wyoming staked 211 additional unpatented mineral claims for the Bootheel and Buckpoint projects within the Shirley Basin, Wyoming. Within the Great Divide Basin, Wyoming, the Company staked 117 additional unpatented mineral claims in the North Hadsell project area, 133 additional unpatented mineral claims in the Lost Creek projects area and 17 additional unpatented mineral claims in the Lost Soldier project area.

“We’re very pleased to complete our payment to New Frontiers two years earlier than required by our agreement,” commented CEO & President Bill Boberg. “The principals of New Frontiers, Fred Groth, Dick Fruchey and Tom Pool, have been excellent to work with over the past two years, and I look forward to continuing our association in the future. We are delighted that they had the foresight, long before this current uranium bull market started, to acquire the uranium projects and databases that formed the basis of our agreement with them back in 2005. The projects and databases that we acquired from them have led to a major part of our growth.”

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production by 2009. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO, President & Director
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.